Rule 424(b)(5)
Registration No. 333-228787

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 17, 2020

Pricing Supplement dated April         , 2020

(To Prospectus dated December 13, 2018 and

Prospectus Supplement dated December 13, 2018)

THE BANK OF NEW YORK MELLON CORPORATION

Senior Medium-Term Notes Series J

(U.S. $ Fixed Rate)

$                 % Senior Notes Due 20

Trade Date: April     , 2020

Original Issue Date: April     , 2020

Principal Amount: $

Net Proceeds (Before Expenses) to Issuer: $

Price to Public:        % plus accrued interest, if any, from April     , 2020

Commission/Discount:     %

Agent’s Capacity:        x         Principal Basis                    Agency Basis

Maturity Date: April     , 20

Interest Payment Dates: Semi-annually on the     th day of April and October of each year, commencing October     , 2020 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate:         % per annum

Redemption Commencement Date:                 , 20

Redemption Price: 100% of the principal amount of the Notes redeemed

Optional Redemption: Redeemable in whole or in part at the option of the issuer on or after the Redemption Commencement Date at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption on written notice given to the registered holders of the Notes not less than 5 nor more than 30 calendar days prior to the date of redemption

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:		The Notes cannot be redeemed prior to maturity

	x	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:		Yes x No

United States Federal Income Tax Consequences: See the discussion under “United States Federal Income Tax Consequences” in the Prospectus Supplement for a discussion of the United States federal income tax consequences of investing in the Notes. The U.S. Treasury Department released proposed regulations that, if finalized in their present form, would eliminate the federal withholding tax of 30% described under “United States Federal Income Tax Consequences—FATCA Withholding” in the Prospectus Supplement with respect to gross proceeds from sales or other dispositions of the Notes. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

As discussed under “United States Federal Income Tax Consequences—United States Holders” in the Prospectus Supplement, United States persons that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules discussed under “United States Federal Income Tax Consequences.” It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities—Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture—Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

The “Risk Factors” section of the accompanying Prospectus Supplement is amended to add the following risk factor:

The coronavirus pandemic is adversely affecting us and creates significant risks and uncertainties for our business, and the ultimate impact of the pandemic on us will depend on future developments, which are highly uncertain and cannot be predicted.

The coronavirus pandemic has negatively affected the global economy, lowered equity market valuations, decreased liquidity in fixed income markets, created significant volatility and disruption in financial markets, increased unemployment levels and disrupted businesses in many industries. This has resulted in increased demand on our transaction processing and clearance capabilities in many of our Investment Services businesses and volatility in the levels and mix of the assets under management of our Asset Management business. Moreover, governmental actions in response to the pandemic are meaningfully influencing the interest-rate environment, which has, and may continue to, reduce our net interest margin and result in our granting money market fee waivers. The effects of the pandemic have resulted, and could continue to result, in higher and more volatile provisions for credit losses for financial instruments subject to ASU 2016-13, Financial Instruments – Credit Losses (CECL), held by us. The continuing effects of the pandemic could also result in increased credit losses and charge offs, particularly if our credit exposures continue to increase and as more clients and customers experience credit deterioration, as well as increased risk of other asset write-downs and impairments, including, but not limited to, equity investments, goodwill and intangibles. Any of these events could potentially result in a material adverse impact on our business.

In addition, our reliance on work-from-home capabilities, the potential inability to maintain critical staff in our operational facilities due to stay-at-home orders across jurisdictions, illness and quarantines present heightened cybersecurity, information security and operational risks. Any disruption to our ability to deliver services to our clients and customers could result in potential liability to our clients and customers, regulatory fines, penalties or other sanctions, increased operational costs or harm to our reputation.

The pandemic has resulted in an increase in our balance sheet and corresponding reduction in our capital ratios, in particular leverage ratios, as we experience deposit inflows. Moreover, on March 15, 2020, we, along with the other member banks of the Financial Services Forum, announced that we would suspend share repurchases through the second quarter of 2020 to preserve capital and liquidity in order to further our objective of using our capital and liquidity to support our clients and customers. The pandemic may cause us to further limit capital distributions.

The extent to which the pandemic impacts our business, financial condition, liquidity and results of operations, as well as our regulatory capital, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the effectiveness of our work-from-home arrangements, actions taken by governmental authorities in response to the pandemic, as well as the direct and indirect impact on us, our clients and customers, and third parties. To the extent the pandemic adversely affects our business, financial condition, liquidity or results of operations, it may also have the effect of heightening many of the other risks described in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q.

The following selling restrictions appearing in the accompanying Prospectus Supplement are amended in their entirety as follows:

PRIIPs Regulation / Prospectus Regulation / Prohibition of Sales to EEA and UK Retail Investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”); and the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

Singapore: This prospectus supplement and the accompanying prospectus have not been registered as prospectuses with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with exemptions in Subdivision 4, Division 1, Part XIII of the SFA, or as otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) when the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore. Any reference to the SFA is a reference to the Securities and Futures Act, Chapter 289 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B (1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland: The Notes may not be offered, sold or advertised, directly or indirectly, in, into or from Switzerland on the basis of a public offering and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Accordingly, this prospectus supplement and the accompanying prospectus have been prepared without regard to the disclosure standards for issuance prospectuses under article 652a or article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under article 27 ff. of the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing materials relating to the Notes may be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing materials relating to the issuer or the Notes have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement and the accompanying prospectus will not be filed with, and the offer of the Notes will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Citigroup Global Markets Inc.	$
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BNY Mellon Capital Markets, LLC

Total:	$

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this pricing supplement, or “T+5”. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes more than two business days before the Original Issue Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $            for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.